MARTIN ABRAMS
                     c/o ABRAMS/GENTILE ENTERTAINMENT, INC.
                              244 WEST 54TH STREET
                               NEW YORK, NY 10019

                                                               February 12, 1999
MSH Entertainment Corporation
330 Ocean Park Blvd.
Santa Monica, CA 90405
Attn:  Robert Maerz, Chairman

Dear Mr. Maerz:

        Reference is made to that certain Stock Purchase Agreement (the "Agreement") as amended by Letter Agreements dated September 4, 1998, September 24, 1998, October 1, 1998, January 21, 1999 and January 28, l999 (the
"Amendments") between MSH Entertainment Corporation (`Buyer") and Martin Abrams (`Seller"). This Agreement will modify the Agreement and the Amendments; however, except as expressly provided herein, the terms and conditions of the Agreement and the Amendments are hereby confirmed and ratified. Notwithstanding anything to the contrary contained in the Agreement and Amendments, the transaction contemplated shall be structured as a forward triangular merger under Internal Revenue Code Section 368(a)(2)(D) so that the issuance of shares of MSH to Seller shall be treated as a tax-free exchange of stock. Seller has agreed to Close as of Tuesday, February 16, 1999, on the condition that MSH confirm the following, by signing where indicated below:

         1. Buyer hereby authorizes Rubin Bailin Ortoli Mayer Baker & Fry to release to Seller the 2,915,000 shares of MSH that are currently held in escrow pursuant to the Agreement. Buyer confirms that Seller continues to have the right to receive, on May 6, 1999, an additional 500,000 freely trading shares of MSH.

         2. Buyer further hereby authorizes Rubin Bailin Ortoli Mayer Baker & Fry to release to Seller the $300,000 that is currently held in escrow, such amount to be deemed a partial payment of the purchase price pursuant to the Agreement.

         3. (a) The Agreement is hereby amended to provide for the delivery of the remainder of the purchase price as described below. Buyer agrees that, notwithstanding the Closing, Buyer shall be deemed the beneficial owner of that portion of the Purchased Shares indicated below only upon payment of the amounts described below.
                                       GRACE     PERCENTAGE AND AGGREGATE NUMBER
         PAYMENT DUE      DUE DATE     PERIOD    OF PURCHASED SHARES OWNED
         ------------     --------    --------   -------------------------------
         $  300,000       2/12/99      0 days         6.90% ( 3.04 shares)
         $l,200,000*      3/02/99      3 days        34.60% (15.23 shares)
         $  100,000       3/16/99      7 days        36.90% (16.24 shares)
         $  100,000       4/16/99      7 days        39.20% (17.25 shares)
         $  750,000**     4/29/99      7 days        56.54% (24.88 shares)
         $  100,000       5/16/99      7 days        58.84% (25.90 shares)
         $  100,000       6/16199      7 days        61.14% (26.91 shares)
         $  100,000       7/16/99      7 days        63.44% (27.92 shares)
         $1,575,000       8/16/99      7 days       100%    (44.01 shares)

----------------
*Includes the $175,000 payment Buyer further confirms that it shall cause AGE to pay Seller as of the Due Date, which sum represents Seller's share of previously reported taxable profits which Seller voluntarily elected to leave in AGE. **Payment made to HC Crown Corp. pursuant to the Hallmark Loan.

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

                  (b) Seller agrees that if Seller has not received an amount by the end of business on or before a Due Date, Seller shall nonetheless have the indicated grace period during which to make payment. If Seller does not receive such payment by the end of business on the last day of the applicable grace period, Buyer agrees that Seller shall have the right, upon written notice to
Buyer: (i) to require Buyer to sell back to Seller all of the Purchased Shares then owned by Buyer at a price equal to 14% of the aggregate purchase amount already paid to Seller pursuant to subparagraph 3(a) above, and (ii) to keep all consideration, including, without limitation, cash and shares, previously delivered by Buyer to Seller pursuant to the Agreement. Without limiting the foregoing, and by way of example, if Buyer fails to make the 3/16/99 payment by the end of the 7 day grace period, Seller shall have the right to repurchase the
15.23 shares then owned by Buyer at a price equal to $210,000. All payments shall be made by wire transfer, to the account described in Exhibit A, or as otherwise instructed by Seller, and shall not be deemed received until confirmation is received by Seller from Seller's bank.

         4. Buyer agrees to contribute to AGE working capital of not less than $400,000 by no later than April 2, 1999.

         5. Buyer agrees that until all of the payments described in subparagraph 3(a) have been received, Seller shall have the exclusive right to vote the Purchased Shares, notwithstanding Buyer's beneficial ownership in the percentage shares actually paid for in accordance with subparagraph 3(a).

         6. Buyer further confirms that Buyer shall, no later than April 29, 1999, repay Up Up & Away for the interest payments Seller has caused to be theretofore made with respect to the Hallmark Loan since the execution of the Agreement.

         7. Buyer acknowledges and agrees that the terms of the consulting agreements required to be entered into with Seller and Jenny Gentile pursuant to the Agreement shall commence as of the date of the final payment required pursuant to subparagraph 3(a) above.

         8. Buyer hereby agrees to deliver to Seller, on or before August 16, 1999, 250,000 additional restricted shares of MSH, as additional consideration for the Purchased Shares. Delivery of such additional shares shall be subject to the grace period and default provisions described in subparagraph 3(b) above which are applicable to the payments to be made pursuant to subparagraph 3(a) above.

         9. Buyer agrees to pay to Rubin Bailin Ortoli Mayer Baker & Fry, in partial consideration of the legal fees incurred by Seller in connection with the Agreement, an amount equal to $75,000, payable as follows: (a) $37,500 on or before March 2,1999, (b) $12,500 on or before March 16, 1999, (c) $12,500 on or before April 16, 1999 and (d) $12,500 on or before May 16, 1999.

         10.) Buyer further agrees that Seller shall be entitled to receive 25% of all net proceeds received by AGE, or any of its affiliates, from exploitation of the "Blink" technology (i.e., the beeper technology that AGE showed at Toy Fair 1999).

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         11.) Buyer further agrees that until the final payments and deliveries required by the Agreement and this Agreement have been made and delivered, Buyer shall not issue any press releases regarding AGE, Seller or any of their affiliates or properties, without Seller's prior written approval, such agreement being a material term of this agreement.

         12.) Annexed hereto as Exhibit B are copies of the Certificate of Merger and the Agreement and Plan of Merger between AGE and AGE Acquisition Corp. Buyer and Seller acknowledge and agree that it is their intention to cause such documents to be executed and filed with the applicable authorities, together with all other required documents, on or about the date of Closing, so as to effect the merger described therein. In that connection, Buyer and Seller further acknowledge and agree that references to the Purchased Shares shall be deemed references to the shares of the surviving corporation referred to in such merger documents, and Seller and Buyer shall have the same interests in such shares of the surviving corporation as they each have in the Purchased Shares referred to in the Agreement, the Amendments and the documents being executed and/or delivered pursuant thereto.

          Kindly indicate your confirmation below.




                                                  /s/MARTIN ABRAMS
                                             -----------------------------------
                                             Martin Abrams


AGREED AND CONFIRMED:

MSH ENTERTAINMENT CORPORATION



By:     /s/ROBERT MAERZ
   -----------------------------------
   Robert Maerz, Chairman

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